EASLER LAW PLLC

508 N Harbor City Blvd
Melbourne, FL 32935

April 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Easler Law PLLC – Registration Statement on Form S-1, Accession Number 333-264122

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Easler Law PLLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-264122), together with all exhibits thereto, initially filed on April 4, 2022 and registered on April 5, 2022 (the “Registration Statement”).

The Company is the filing agent for EnergieInvesting.com, Inc., the issuer described in the S-1 Statement. Due to a clerical error, the CIK attributable to the Company was erroneously placed in the “Filer” field in the submission process rather than the CIK attributable to the subject issuer. In accordance with the advice provided by SEC staff, the Company has submitted a new S-1 statement under the correct CIK for this issuer. No securities have been sold

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Andrew Easler, managing attorney, at the above-mentioned address, email at andrew@easlerlaw.com, or facsimile number (321-622-5760).

If you have any questions with respect to this matter, please contact me at (321) 206-3603.

Sincerely, EASLER LAW PLLC

/s/ Andrew D. Easler
Andrew D. Easler Managing Attorney